FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-2697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated April 19, 2013

FOR IMMEDIATE RELEASE

Inquiries-Please contact:
Andres Veszpremy
General Counsel
Phone: (562) 2351-1187
E-mail: aveszpremy@bbvaprovida.cl

AFP PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Today, April 19, 2013, Mr. Carlo Ljubetic, Alternate Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension Fund Administrators (SAFP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

Please be advised that the Board of Directors of AFP Provida, in a meeting held on April 17, resolved to propose to the Shareholders Meeting of the Company that it ratify the Board resolution of September 2012 on the payment of an interim dividend of Ch$100, which was made on October 30, 2012 and must be imputed towards fiscal year 2012 profits. The Board further resolved to propose to such Shareholders Meeting the payment of a definitive dividend of Ch$314 per share. If approved, a dividend of Ch$214 per share would be payable on May 30, 2013, which corresponds to the difference between the definitive dividend and the interim dividend already paid. These dividends are assessed by income tax pursuant to law.

Santiago, Chile, April 19, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	April 19, 2013	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	April 19, 2013	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.